Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: September 24, 2021

Article Published on Forbes.com

Palantir-Backed Wejo, The Company Paving the Way for a Driverless Future, Is Going Public

The future is seemingly upon us. Technology is finally taking things to new heights, with billionaires flying to space at leisure and the promise of SpaceX-organized trips to Mars just on the horizon. Yet somehow, technology has failed to solve—and simultaneously make the most of—one of the biggest challenges facing major cities: mobility, here on Earth. While certain fields have reaped the benefits of digitized data, others have been neglected, leaving a clear market gap for the taking. Leading cloud data vendor Palantir has teamed up with Wejo, a key player in the car data space, as the solution to not only solve existing problems on the road but to lead the automotive and transportation industry into the mobility revolution. With its innovative venture-backed data exchange platform, the company is intent on transforming the way we live, work, and travel through the secure sharing of connected vehicle data on a global scale.

Since its inception in 2014, Wejo has grown exponentially and received investment from tech leaders like Palantir and Sompo, which has helped take it from startup to a publicly traded company—Wejo (NASDAQ:VOSO)—in record time. By partnering with leading automotive manufacturers, city planners, and top navigation software developers the company is spearheading the optimization of data-sharing on a mass scale. Seeing an opportunity where many missed it, Wejo took dormant big data and gave it purpose. Like a modern-day alchemist, Wejo translates billions of data points from over 11 million connected cars and translates them into actionable and valuable information—into signals, cues, and updates that drive efficiency and catalyse increased safety on roads. While many data-focused industries utilize their findings for marketing purposes and to push a never-ending array of products and services onto half-willing customers, Wejo takes a different approach. First and foremost, the revolutionary technology uses data for good. “Ultimately every journey creates new data—and we believe being open with that data, to make the most of it. We ask ourselves, is providing data in this context doing good for the driver, the roads? Our data is about enabling a better future,” explains Wejo CEO and Founder Richard Barlow.

Through Wejo ADEPT, the cutting-edge data exchange platform powering change, Wejo organizes big data on a global level. That data, in turn, transforms every aspect of the driving experience. It aids safer driving, alleviates traffic congestion, reduces commute times, and even helps drivers find parking spots—a feature big city-dwellers can appreciate on a visceral level. Identifying and sharing information about abnormal road conditions and dangerous hotspots has the potential to prevent accidents and even roadblock-related delays, thanks to near-real-time communication. Wejo ADEPT can even act as a guide to drivers, assisting them with everything from minor commute setbacks to navigating potentially life-threatening conditions like blizzards. While these features are incredibly beneficial, and significantly increase safety for those on the road, Wejo is just as concerned with convenience. Through its unique technology, traffic lights can be optimized to decrease commutes for everyone on the road. If you weren’t sold after all that, picture your car ordering and paying for your drive-through coffee and breakfast sandwich on the way to work. “Work smarter, not harder,” has never been more fitting.

Besides the solutions having a clear impact on the human factor, Wejo’s technology and ingenious system center on enhancing sustainability. Especially common in major cities where traffic congestion leads to increased pollution, the environmental impacts significantly alter air quality and contribute to the deterioration of life quality. Wejo ADEPT’s analytics and signals work in tandem to prevent buildup and improve traffic efficiency, which in turn helps lower emissions. Wejo understands that a positively interconnected world is contingent on the wellbeing of the planet, which is why it prioritizes eco and future-conscious practices.

Wejo is not only transmuting readily available car and road data into life-changing, and in many cases life-saving, information and cues, it’s restructuring how we move through the world. Thanks to its innovative technology driving positive data-use—by increasing convenience, conservation, coherence, and most importantly, safety—transportation is finally making its way into the future, and perhaps one day soon, there will be cars on Mars.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.